UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2016

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

		As at September 30, 2016	As at March 31, 2016
	Note		(Recasted)*
ASSETS
Non-current assets
Property, plant and equipment		$10,635	$10,686
Goodwill	3	5,077	5,097
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	786,987	795,139
Intangible assets — others		5,054	6,127
Available-for-sale financial assets	4	29,917	30,147
Trade and other receivables	6	10,890	9,521
Deferred tax assets		258	167
Other non-current assets		2,047	3,512
Total Non-current assets		864,865	$874,396

Current assets
Inventories		$270	$287
Trade and other receivables	6	241,288	188,361
Current tax receivable		250	238
Cash and cash equivalents		167,260	182,774
Restricted deposits		3,029	1,822
Total current assets		$412,097	$373,482
Total assets		$1,276,962	$1,247,878

LIABILITIES
Current liabilities
Trade and other payables		$89,157	$65,178
Short-term borrowings	7	182,961	219,275
Current tax payable		5,561	6,234
Total current liabilities		$277,679	$290,687

Non-current liabilities
Long-term borrowings	7	$83,685	$92,630
Other long-term liabilities		645	536
Derivative financial instruments	4	22,793	22,850
Deferred tax liabilities		34,507	32,002
Total Non-current Liabilities		$141,630	$148,018
Total liabilities		$419,309	$438,705

EQUITY
Share capital	8	$31,780	$30,793
Share premium		394,607	356,865
Reserves		427,234	423,230
Other components of equity		(51,924)	(53,310)
JSOP reserve		(17,098)	(17,167)
Equity attributable to equity holders of Eros International Plc		$784,599	$740,411
Non-controlling interest		73,054	68,762
Total equity		$857,653	$809,173
Total liabilities and shareholders’ equity		$1,276,962	$1,247,878

*On completion of purchase price allocation, the carrying amounts of intangible assets- others, related deferred tax liabilities and goodwill are recasted to reflect fair value adjustments relating to acquisition of a subsidiary. Refer Note 3 Acquisition of Subsidiary.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2016	2015	2016	2015

Revenue	15	$71,876	$98,791	$142,971	$148,834
Cost of sales		(48,935)	(53,575)	(96,945)	(86,531)
Gross profit		22,941	45,216	46,026	62,303
Administrative cost		(17,447)	(19,064)	(33,352)	(32,021)
Operating profit		5,494	26,152	12,674	30,282
Financing costs		(4,947)	(3,676)	(8,801)	(7,542)
Finance income		573	1,127	1,234	2,850
Net finance costs		(4,374)	(2,549)	(7,567)	(4,692)
Other gains / (losses)	11	1,534	(5,016)	3,566	(940)
Profit before tax		2,654	18,587	8,673	24,650
Income tax		(4,049)	(7,572)	(6,629)	(9,868)
Profit / (Loss) for the period		$(1,395)	$11,015	$2,044	$14,782

Attributable to:
Equity holders of Eros International Plc		$(3,686)	$7,611	$(1,699)	$7,826
Non-controlling interest		2,291	3,404	3,743	6,956

Earnings/(loss) per share(cents)
Basic earnings/(loss) per share	10	(6.3)	13.2	(2.9)	13.6
Diluted earnings/(loss) per share	10	(6.4)	12.3	(3.4)	12.7

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015	2016	2015

Profit / (Loss) for the period	$(1,395)	$11,015	$2,044	$14,782

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	4,448	(7,047)	1,203	(10,768)
Reclassification of the cash flow hedge to the statement of operations, net of tax	201	201	402	402

Total other comprehensive income/(loss) for the period	$4,649	$(6,846)	$1,605	$(10,366)
Total comprehensive income for the period, net of tax	$3,254	$4,169	$3,649	$4,416

Attributable to:
Equity holders of Eros International Plc	$192	$2,114	$(313)	$(140)
Non-controlling interest	3,062	2,055	3,962	4,556

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Six Months Ended September 30,
	Note	2016	2015
Cash flows from operating activities:
Profit before tax		$8,673	$24,650
Adjustments for:
Depreciation		393	422
Share based payment	9	14,524	16,276
Amortization of intangible film and content rights	5	75,143	64,181
Amortization of other intangibles assets		770	464
Other non-cash items	12	(6,466)	1,002
Net finance costs		7,567	4,692
Gain on sale of available for sale financial asset		(58)	—
Gain on sale of property, plant and equipment		—	(2)
Changes in trade and other receivables		(54,539)	(13,916)
Changes in inventories		19	(31)
Changes in trade and other payables		17,561	7,032
Cash generated from operations		63,587	104,770
Interest paid[1]		(8,826)	(12,299)
Income taxes paid		(3,779)	(1,242)
Net cash generated from operating activities		$50,982	$91,229

Cash flows from investing activities:
Proceeds from sale of available for sale financial assets	4	288	—
Purchases of property, plant and equipment		(511)	(609)
Proceeds from/(investment in) restricted deposits held with banks		(554)	371
Acquisition of cash and cash equivalent in a subsidiary		—	263
Purchase of available for sale financial assets		—	(230)
Purchase of intangible film and content rights[1]		(58,478)	(104,695)
Purchase of other intangible assets		—	(1,107)
Interest received		1,739	1,672
Net cash used in investing activities		$(57,516)	$(104,335)

Cash flows from financing activities:
Proceeds from issue of share capital		30,296	5,400
Proceeds from issue of shares by subsidiary		1	80
Proceeds from issue out of treasury shares		—	6,292
Proceeds from short-term debt		25,020	—
Repayment of short-term debt		(61,935)	(389)
Proceeds from long-term borrowings		1,696	2,374
Repayment of long-term borrowings		(6,000)	(12,703)
Proceeds from short-term debt with maturity less than three months (net)		2,847	9,132
Net cash generated from financing activities		$(8,075)	$10,186

Net decrease in cash and cash equivalents		(14,609)	(2,920)
Effect of exchange rate changes on cash and cash equivalents		(905)	(291)
Cash and cash equivalents, beginning of period		182,774	153,664
Cash and cash equivalents, end of period		$167,260	$150,453

Note:

1) The cash outflow towards intangible film right and content rights includes, interest paid and capitalized during the period ended September 30, 2016 and September 30, 2015 of $3,814 and $1,410, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit/(loss) for the period	—	—	—	—	—	—	—	—	(1,699)	—	(1,699)	3,743	2,044

Other comprehensive income for the period	—	—	984	—	—	402	—	—	—	—	1,386	219	1,605

Total comprehensive income/(loss) for the period	—	—	984	—	—	402	—	—	(1,699)	—	(313)	3,962	3,649

Issue of shares	800	29,496	—	—	—	—	—	—	—	—	30,296	—	30,296

Shares issued on exercise of employee stock options, awards and RSU	187	8,256	—	—	—	—	—	—	(8,443)	—	—	—	—

Share based compensation	—	—	—	—	—	—	—	—	14,203	—	14,203	321	14,524

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	22	—	—	22	9	31

Issue out of JSOP reserve	—	(10)	—	—	—	—	—	—	—	69	59	—	59

Balance as of September 30, 2016	$31,780	394,607	(59,625)	6,622	1,856	(777)	(22,752)	69,608	380,378	(17,098)	784,599	73,054	857,653

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the period	—	—	—	—	—	—	—	—	7,826	—	7,826	6,956	14,782

Other comprehensive (loss)/income for the period	—	—	(8,368)	—	—	402	—	—	—	—	(7,966)	(2,400)	(10,366)

Total comprehensive loss for the period	—	—	(8,368)	—	—	402	—	—	7,826	—	(140)	4,556	4,416

Issue of shares	140	5,262	—	—	—	—	—	—	—	—	5,402	—	5,402

Shares issued on exercise of employee stock options, awards and RSU	—	4,953	—	—	—	—	—	—	(4,953)	—	—	—	—

Share based compensation	—	—	—	—	—	—	—	—	16,049	—	16,049	227	16,276

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	6,045	—	—	6,045	2,292	8,337

Issue out of JSOP reserve	—	(1,013)	—	—	—	—	—	—	—	7,305	6,292	—	6,292

Balance as of September 30, 2015	$30,762	354,587	(58,416)	6,622	1,528	(1,581)	(22,752)	69,283	368,118	(17,169)	730,982	65,796	796,778

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the "Company") and its subsidiaries’ (together “the Company”or“the Group”) principal activities include acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report filed with the U.S. Securities and Exchange Commission on July 26, 2016 for the fiscal year ended March 31, 2016 (the "Annual Report"). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2016. The unaudited condensed interim consolidated financial statements for the six months ended September 30, 2016 were approved by the Eros Board of Directors and authorized for issue on February 27, 2017.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

- identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

- accounting for licenses of intellectual property; and

- determine whether a company is a principal (the provider of a good or a service to a customer) or an agent (responsible for arranging for the good or service to be provided)

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will not materially impact the classification and measurement of the Company’s financial instruments and recognition of certain fair value changes.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 16 Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied. The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 - “Income taxes” to clarify the following:

- the carrying value of an asset does not limit the estimation of probable future taxable profits.

- estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences

- an entity assesses a deferred income tax asset in combination with other deferred income tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred income tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

IAS 7 Statement of Cash Flows

In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

- changes from financing cash flows;

- changes arising from obtaining and losing control of subsidiaries or other businesses;

- the effect of change of foreign exchange rates;

- changes in fair values; and

- other changes

The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 - “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

- the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

- share-based payment transactions with a net settlement feature of withholding tax obligations; and

- a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled

The amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB published IFRIC 22 developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 addresses this issue by clarifying that the date of the transaction for determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration

IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

2.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	ACQUISITION OF SUBSIDIARY

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Techzone. In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition.

After the March 31, 2016 financial statements were issued, the Company received a valuation report from a third-party valuation specialist. After considering the results of that valuation report, the Company has completed the fair valuation of assets, including intangible assets during the interim period ended June 30, 2016 and corresponding changes have been recognized with retrospective effect. The impact of final allocation is not material to the Group’s financial position or results of operation.

The following table summarizes the final allocation of the purchase price:

	Provisional amount recorded as of March 31, 2016	Adjustment based on final valuation report	As at August 1, 2015 (Re-casted)

Current assets
Cash	$263	$—	$263
Trade and other receivables	4,866	—	4,866
Non-current assets
Goodwill	—	3,329	3,329
Intangible assets – Others	—	3,704	3,704
Property, plant and equipment	584	—	584
Purchase price pending allocation	5,751	(5,751)	—
Deferred tax assets	134	—	134
Other non-current assets	2,585	—	2,585
Current liabilities
Trade and other payables	(3,338)	—	(3,338)
Short-term borrowings	(1,490)	—	(1,490)
Non-Current borrowings
Long-term borrowings	(992)	—	(992)
Other long-term liabilities	(112)	—	(112)
Deferred tax liabilities	—	(1,282)	(1,282)

Below is the reconciliation of goodwill as at each reporting period.

Goodwill	Amount in US$
Balance as at March 31, 2015	$1,878
Goodwill arising from acquisition of Techzone	3,329
Foreign currency translation	(110)
Balance as at March 31, 2016	5,097
Foreign currency translation	(20)
Balance as at September 30, 2016	$5,077

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at September 30, 2016
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	101	(101)	—
Total	101	(101)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(22,894)	101	(22,793)
Total	(22,894)	101	(22,793)

	As at March 31, 2016
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	200	(200)	—
Total	200	(200)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(23,050)	200	(22,850)
Total	(23,050)	200	(22,850)

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at September 30, 2016 are as follows:

	Fair value as at
	September 30, 2016	March 31, 2016

2012 Interest Rate Cap	$(101)	$(200)
2012 Interest Rate Floor	11,447	11,525
2012 Interest Rate Collar	11,447	11,525
Total	$22,793	$22,850

None of the above derivative instruments is designated in a hedging relationship. For three months ended September 2016 a gain of $2,101 (September 2015: a loss of $4,999) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. For six months ended September 2016 a gain of $57 (September 2015: a loss of $1,084) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2016	$30,147
Total gain or losses:
- in profit or loss	—
- in other comprehensive income	—
Purchase	—
Disposals*	(230)
As at September 30, 2016	$29,917

*In July 2015, Eros acquired a 2% stake in The Cultural Trip (“TCT’’), a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-sale investment and has been recognized at the transaction price of $230. On June 3, 2016 this investment was sold at a price of $288.

There were no transfers between any Levels.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets

As at September 30, 2016
Film and content rights	$1,248,585	(721,692)	526,893
Content advances	258,258	—	258,258
Film productions	1,836	—	1,836
Non-current content assets	$1,508,679	(721,692)	786,987

As at March 31, 2016
Film and content rights	$1,158,737	(652,651)	506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,447,790	(652,651)	795,139

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Changes in the content assets are as follows:

	As at
	September 30, 2016	March 31, 2016*

Film and content rights
Opening balance	$506,086	$478,958
Amortization	(75,143)	(128,303)
Exchange difference	(1,048)	(9,461)
Transfer from film productions and content advances	96,998	164,892
Closing balance	$526,893	$506,086

Content advances
Opening balance	$284,817	$236,285
Additions	66,819	220,166
Impairment loss on content advances	(828)	(2,545)
Exchange difference	(1,311)	(7,588)
Transfer to film and content rights	(91,239)	(161,501)
Closing balance	$258,258	$284,817

Film productions
Opening balance	$4,236	$3,971
Additions	3,386	3,887
Exchange difference	(27)	(231)
Transfer to film and content rights	(5,759)	(3,391)
Closing balance	$1,836	$4,236

* Movements pertain to the year ended March 31, 2016.

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

6.	TRADE AND OTHER RECEIVABLES

	As at
	September 30, 2016	March 31, 2016

Trade accounts receivables ( net of provision of $262 (March 31, 2016: $130)	$220,611	$169,283
Other receivables	27,193	18,493
Prepaid charges	952	1,071
Accrued revenues	3,422	9,035
Trade and other receivables	$252,178	$197,882

Current trade and other receivables	241,288	188,361
Non-current trade and other receivables	10,890	9,521
	$252,178	$197,882

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The age of financial assets that are past due but not impaired were as follows:

	As at
	September 30, 2016	March 31, 2016

Not more than three months	$23,988	$38,593
More than three months but not more than six months	25,465	41,448
More than six months but not more than one year	70,426	27,594
More than one year	26,467	2,882
	$146,346	$110,517

7.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2016	March 31, 2016

Asset backed borrowings
Vehicle Loan	10.0% - 12.0%	2017-21	$390	$260
Term Loan	BPLR+1.8% - 2.75%	2016-17	3,734	6,244
Term Loan	BPLR+2.75%	2017-18	1,032	1,579
Term Loan	BPLR+2.85%	2019-20	6,645	7,932
Term Loan	BPLR+2.55% - 3.4%	2020-21	13,026	12,945
			$24,827	$28,960

Retail bond	6.5%	2021-22	$65,062	$71,901
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	115,000	123,750
Other borrowings	10.5%	2021-22	6,433	6,933
			$186,495	$202,584

Nominal value of borrowings			$211,322	$231,544
Cumulative effect of unamortized costs			(1,499)	(2,109)
Installments due within one year			(126,138)	(136,805)
Long-term borrowings — at amortized cost			$83,685	$92,630

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	September 30, 2016	March 31, 2016

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$23,464	$20,716
Export credit and overdraft	LIBOR+3.5%	25,000	26,586
		$48,464	$47,302
Unsecured borrowings
Commercial paper	10.0% - 13.0%	—	1,511
Other Short-term loan	1.75% - 2.6%	5,005	32,871
Other Short-term loan	12.75%	3,354	786
Installments due within one year on long-term borrowings		126,138	136,805
Short-term borrowings - at amortized cost		$182,961	$219,275

Fair value of the long-term borrowings as at September 30, 2016 is $192,596 (March 31, 2016: $ 195,924). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at September 30, 2016, the fair value of retail bond amounting to $56,114 (March 31, 2016: $47,922) has been determined using quoted prices from the London Stock Exchange (LSE). Carrying amount of short-term borrowings approximates fair value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized
A ordinary shares of 30p each at September30, 2016 and March 31, 2016	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16, 2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Issue of shares in February 2016	57,860	—	26
Issue of shares in March 2016	10,900	—	5
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—
As at March 31, 2016	32,949,314	24,960,654	30,793
Issue of shares on April 1, 2016	1,750	—	1
Issue of shares on July 29, 2016	20,813	—	8
Issue of shares in August, 2016	387,613	—	153
Issue of shares in September, 2016	2,107,010	—	825
As at September 30, 2016	35,466,500	24,960,654	31,780

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. In August 2016, 360,000 shares of 580,000 share awards were issued of which 180,000 shares were issued with restriction.

In July and August 2016, the Company issued 41,626 ‘A’ ordinary shares to certain executive directors out of IPO 2006 Plan. As at September 30, 2016, except for 20,813 options, all share options were exercised and issued.

On September 8, 2016, the Board of Directors approved a grant of 100,000 ‘A’ ordinary share awards to a certain employee with Nil value exercise price and a fair market value of $16.2. These awards vested on grant date and were issued on September 23, 2016.

In September 2016, the Company issued 2,000,310 ‘A’ ordinary shares to two of its existing institutional shareholders for an aggregate consideration of $30 million.

In the month of August and September 2016, the Board of Directors approved grant of 13,500 ‘A’ ordinary share awards to certain employees with NIL value exercise price and a fair market value of $ 15.98 - $ 17.01. These awards vested on grant date and were issued immediately on vesting.

As at September 30, 2016, none of the awards were forfeited

9.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending September 30,		Six months ending September 30,
	2016	2015	2016	2015

IPO India Plan	$564	$481	$1,213	$860
JSOP Plan	906	599	1,811	889
Option award scheme 2012	244	544	497	1,101
2014 Share Plan	312	850	883	1,103
2015 Share Plan	113	275	215	433
Other share option awards	2,910	4,570	3,051	5,151
Management scheme (staff share grant)	3,456	2,063	6,854	6,739
	$8,505	$9,382	$14,524	$16,276

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In the meeting date June 28, 2016, the Board of Directors approved the following grants:

620,000 ‘A’ ordinary share awards to certain executive directors with a fair value of $14.68 per share. Subject to continued employment these awards with Nil exercise price, vest over a period of three years.

197,820 ‘A’ ordinary share awards to certain employees with a fair market value of $14.68 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

On September 8, 2016, the Board of Directors approved a grant of 100,000 ‘A’ ordinary share awards to a certain employee with Nil value exercise price and a fair market value of $16.2. These awards vested on grant date

On September 22, 2016, the Board of Directors approved a grant of 18,915 ‘A’ ordinary share awards to certain employees with Nil value exercise price and a fair market value of $16.2. These awards vest over a period of three years.

In the month of August and September 2016, the Board of Directors approved grant of 13,500 ‘A’ ordinary share awards to certain employees with NIL value exercise price and a fair market value of $ 15.98 - $ 17.01. These awards vested on grant date

10.	EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2016		2015		2016		2015
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(3,686)	(3,686)	$7,611	7,611	$(1,699)	(1,699)	$7,826	7,826
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(184)	—	(180)	—	(346)	—	(299)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(3,686)	(3,870)	$7,611	7,431	$(1,699)	(2,045)	$7,826	7,527

Number of shares
Weighted average number of shares	58,441,166	58,441,166	57,839,364	57,839,364	58,209,599	58,209,599	57,535,047	57,535,047
Potential dilutive effect related to share based compensation scheme	—	2,071,224	—	2,426,773	—	1,434,295	—	1,672,854
Adjusted weighted average number of shares	58,441,166	60,512,390	57,839,364	60,266,137	58,209,599	59,643,894	57,535,047	59,207,901

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	(6.3)	(6.4)	13.2	12.3	(2.9)	(3.4)	13.6	12.7

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the three and six months ended September 30, 2016, there were 1,755,000 and 1,870,625 shares (Three and six months ended September 30, 2015: Nil and Nil, respectively) not included in diluted earnings per share.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	OTHER GAINS/(LOSSES)

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015

Gains on disposal of property, plant and equipment	$—	$2	—	$2
Gain on sale of available for sale financial assets	—	—	58	—
Net foreign exchange (losses)/gains	(567)	(19)	3,451	142
Net gains/(losses) on held for trading financial liabilities	2,101	(4,999)	57	(1,084)
	$1,534	$(5,016)	$3,566	$(940)

The net gain of $2,101 and net loss of $4,999 on held for trading financial liabilities in the three months ended September 30, 2016 and 2015, respectively and net gain of $57 and net loss of $1,084 on held for trading financial liabilities in the six months ended September 30, 2016 and 2015, respectively, principally relate to derivative instruments not designated in a hedging relationship.

12.	NON-CASH (INCOMES)/EXPENSES

Significant non-cash (incomes)/expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2016	2015

Net (gain)/loss on held for trading financial liabilities	$(57)	$1,084
Provisions for trade and other receivables	132	179
Impairment loss on content advances	828	400
Unrealized foreign exchange (gain)/loss	(7,369)	(661)
	$(6,466)	$1,002

13.	RELATED PARTY

		As at September 30,2016		As at March 31,2016
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$202	$—	$201	$—
550 County Avenue	Rent/Deposit	381	135	355	135
Line Cross Limited	Rent/Deposit	805	258	882	258
NextGen Films Pvt Ltd.	Purchase/Sale	—	22,104	—	17,338
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	111	—	112
Lulla Family	Rent/Deposit	203	1,015	187	1,022
Lulla Family	Salary	969	—	25	—

Key Management Compensation	Three months ending September 30,		Six months ending September 30,
	2016	2015	2016	2015

Salaries	$1,260	$1,610	$2,527	$2,716
Share based compensation	5,442	6,590	9,037	10,987
Pension	6	6	12	12
	$6,708	$8,206	$11,576	$13,715

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Pursuant to a lease agreement dated April 1,2016 , Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement dated October 1, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60 each month under this lease.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of US - Film Distributions, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11 each month. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real estate property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $135 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group requires to pay $69 per quarter for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three and six months ended September 30, 2016 NextGen Films Pvt. Ltd. sold film rights of $55 and $616, respectively (2015: Nil and $741, respectively) to the Group.

Mrs. Krishika Lulla, wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $29 per quarter, Ms Ridhima Lulla, daughter of Kishore Lulla, is an employee of the Company and is entitled to a salary of $18.5 per quarter.

All of the above amounts outstanding are unsecured and will be settled in cash.

14.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total

As at September 30, 2016	$212,690
As at March 31, 2016	$218,541

The Group has provided certain stand-by letters of credit amounting to $90,554 (At March 2016: $96,033) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $2,185 (At March 2016: $2,373) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015

Revenue by customer's location
India	$40,801	$61,250	$84,722	$94,076
Europe	2,406	5,768	5,867	8,209
North America	2,030	6,660	4,727	10,187
Rest of the world	26,639	25,113	47,655	36,362
Total Revenue	$71,876	$98,791	$142,971	$148,834

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015

Revenue by group's operation
India	$39,852	$61,381	$82,601	$94,558
Europe	4,731	12,461	9,193	16,600
North America	484	6,660	1,892	9,895
Rest of the world	26,809	18,289	49,285	27,781
Total Revenue	$71,876	$98,791	$142,971	$148,834

	India	North America	Europe	Rest of the World
Assets by geographical area
As of September 30, 2016	$344,310	$18	$34,683	$442,943
As of March 31, 2016	$350,078	$22	$30,694	$449,882

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry.

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in millions)	2016	2015	% change	2016	2015	% change
Revenue	$71.9	$98.8	(27.2)	$143.0	$148.8	(3.9)

Gross Profit	22.9	45.2	(49.3)	46.0	62.3	(26.2)

Operating profit	5.5	26.2	(79)	12.7	30.3	(58.1)

Net income	(1.4)	11.0	(112.7)	2.0	14.8	(86.5)

Adjusted EBITDA(1)	13.7	36	(61.9)	31.8	47.6	(33.2)

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for three months and six months ended September 30, 2016

Revenue

For the three months ended September 30, 2016, Eros film slate comprised 18 films of which 2 were high budget, 4 were medium budget and 12 were low budget as compared to 20 films in the three months ended September 30, 2015, of which 3 were high budget, 3 were medium budget and 14 were low budget. In the six months ended September 30, 2016, Eros film slate comprised 32 films of which 5 were high budget, 6 were medium budget and 21 were low budget as compared 36 films in the six months ended September 30, 2015, of which 5 were high budget, 6 were medium budget and 25 were low budget.

For the three months ended September 30, 2016, the Company’s slate of 18 films comprised 5 Hindi films, 7 Tamil/Telugu films and 6 regional films as compared to the same period last year where its slate of 20 films comprised 16 Hindi films, 3 Tamil/Telugu films and 1 regional film. In the six months ended September 30, 2016, the Company’s slate of 32 films comprised 10 Hindi films, 13 Tamil/Telugu films and 9 regional films as compared to the same period last year where its slate of 36 films comprised 23 Hindi films, 11 Tamil/Telugu films and 2 regional films.

For the three months ended September 30, 2016, revenue decreased by 27.2% to $71.9 million, compared to $98.8 million for the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue decreased by 3.9% to $143.0 million, compared to $148.8 million for the six months ended September 30, 2015.

For the three months ended September 30, 2016, aggregate theatrical revenues decreased by 48.7% to $31.3 million from $61.0 million for the three months ended September 30, 2015, The reduction is mainly due to film mix and because the comparable quarter in FY 2016 included Bajrangi Bhaijaan that crossed $77.0 million worldwide to become the highest grossing film of that year, Srimanthudu which crossed $16.0 million and also Welcome Back which was also a Top 10 grossing box office film. In the six months ended September 30, 2016, the aggregate theatrical revenues decreased by 27.5% to $68.7 million from $94.8 million for the six months ended September 30, 2015. The decrease in theatrical revenues reflects the mix of films released in each period as reflected in the table below. Theatrical revenues in the six months ended September 30, 2015 comprised revenues from Tanu Weds Manu Returns which went on to become the third highest grossing film of last year, in addition to industry top grossers - Bajrangi Bhaijaan and Srimanthudu.

For the three months ended September 30, 2016, aggregate revenues from television syndication increased by $9.7% to $26.1 million from $23.8 million for the three months ended September 30, 2015. In the six months ended September 30, 2016, the aggregate revenues from television syndication increased by 34% to $45.7 million from $34.1 million for the six months ended September 30, 2015. This was due to higher catalogue and new release revenue in the three months ended September 30, 2016, which also included some television revenue from the new release slate of the three months ended June 30, 2016. Further, in the three months ended September 30, 2015, the Company did not have television rights to Bajrangi Bhaijaan, one of the high budget films.

For the three months ended September 30, 2016, the aggregate revenues from digital and ancillary increased 3.6% to $14.5 million from $14 million for the three months ended September 30, 2015 In the six months ended September 30, 2016, the aggregate revenues from digital and ancillary increased 43% to $28.6 million from $20 million for the six months ended September 30, 2015 mainly driven by catalogue monetization strategy, revenues from Eros Now and contribution from other ancillary revenues streams.

Three months ended	High	Medium	Low	Total
September 30, 2016	2	4	12	18
September 30, 2015	3	3	14	20

Six months ended	High	Medium	Low	Total
September 30, 2016	5	6	21	32
September 30, 2015	5	6	25	36

Revenue from India decreased by 35.0% to $39.9 million in the three months ended September 30, 2016, compared to $61.4 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from India decreased by 12.7% to $82.6 million, compared to $94.6 million in the six months ended September 30, 2015. The decrease is due to lower theatrical revenues. Theatrical revenues in the three months ended September 2015 comprised revenues from Bajrangi Bhaijaan that crossed $45.0 million in Net Box Office revenue in India and was the highest grossing film of the year as well as large contributions from Welcome Back and Srimanthadu.

Revenue from Europe decreased by 62.4% to $4.7 million in the three months ended September 30, 2016, compared to $12.5 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from Europe decreased by 44.6% to $9.2 million, compared to $16.6 million in the six months ended September 30, 2015. This was on account of lower theatrical revenues of the comparable film slate.

Revenue from North America decreased by 92.5% to $0.5 million in the three months ended September 30, 2016, compared to $6.7 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from North America decreased by 80.8% to $1.9 million, compared to $9.9 million in the six months ended September 2015. This was on account of relatively lower theatrical revenues from the film slate and lower catalogue revenues.

Revenue from rest of the world increased by 46.4% to $26.8 million in the three months ended September 30, 2016, compared to $18.3 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, revenue from the rest of the world increased by 77.3% to $49.3million, compared to $27.8 million in the six months ended September 30, 2015, mainly due to decreased theatrical revenues from the film mix offset by increased catalogue revenues.

Cost of sales

For the three months ended September 30, 2016, cost of sales decreased by 8.8% to $48.9 million compared to $53.6 million in the three months ended September 30, 2015. The decrease was mainly because of lower selling and distribution expenses associated with the comparable film mix and offset by increased amortisation costs. But in six month period ended September 30, 2016, cost of sales increased by 12.0% to $96.9 million compared to $86.5 million in six months period ended September 30, 2015, primarily due to increases in amortization costs of $8.5 million in three months ended June 2016

Gross profit

For the three months ended September 30, 2016, gross profit decreased by 49.3% to $22.9 million, compared to $45.2 million in the three months ended September 30, 2015. As a percentage of revenues the company’s gross profit margin was 31.8% in the three months ended September 30, 2016, compared to 45.8% in the three months ended September 30, 2015.

In the six months ended September 30, 2016 gross profit decreased by 26.2% to $46 million, compared to $62.3 million in the six months ended September 30, 2015. As a percentage of revenues, our gross profit margin was 32.2% in the six months ended September 30, 2016, compared to 41.9% in the six months ended September 30, 2015.

Adjusted EBITDA (Non-GAAP)

For the three months ended September 30, 2016, adjusted EBITDA decreased by 61.9% to $13.7 million compared to $36.0 million in the three months ended September 30, 2015. In the six months ended September 30, 2016, adjusted EBITDA decreased by 33.2% to $31.8 million, compared to $47.6 million in the six months ended September 30, 2015.

Administrative costs

For the three months ended September 30, 2016, administrative costs decreased by 8.9% to $17.4 million compared to $19.1 million for the three months ended September 30, 2015 mainly due to lower personnel cost including share based compensation in the period. In the six months ended September 30, 2016, administrative costs increased by 4.4% to $33.4 million compared to $32 million for the six months ended September 30, 2015, due to team expansion for Eros Now.

Net finance costs

For the three months ended September 30, 2016, net finance costs increased by 76% to $4.4 million, compared to $2.5 million in the three months ended September 30, 2015.In the six months ended September 30, 2016, net finance costs increased by 61.7% to $7.6 million, compared to $4.7 million in the six months ended September 30, 2015, mainly due to lower income from financing activities.

Income tax expense.

The provisions for income taxes were $4.0 million and $7.6 million for the three months ended September 30, 2016 and 2015, respectively and in the six months ended September 30, 2016, the provisions for income taxes were $6.6 million, compared to $9.9 million in the six months ended September 30, 2015, respectively. The decrease was on account of relatively lower profit. Effective income tax rates were 28.6% and 23.5% for the six months ended September 30, 2016 and 2015, respectively excluding non-deductible share-based payment charges. The change in effective rate principally reflects a change in the pattern of the profits subject to income tax amongst our subsidiaries.

Net Debt

As of September 30, 2016, net debt reduced to $99.4 million from $129.1 million as of March 31, 2016, mainly due to a decrease in the carrying value of the UK retail bond which is in sterling pounds due to restatement to closing exchange rate at September 30, 2016 and repayment of short-term loans.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2016	2015	2016	2015
	(in thousand)
Net income (GAAP)	$(1,395)	$11,015	$2,044	$14,782
Income tax expense	4,049	7,572	6,629	9,868
Net finance costs	4,374	2,549	7,567	4,692
Depreciation	183	243	393	422
Amortization(1)	76	278	770	464
EBITDA	7,287	21,657	17,403	30,228
Share based payments(2)	8,505	9,382	14,524	16,276
Gains on sale of available – for – sale financial assets	—	—	(58)	—
Net losses/(gains) on held for trading financial liabilities	(2,101)	4,999	(57)	1,084
Adjusted EBITDA (Non-GAAP)	$13,691	$36,038	$31,812	$47,588

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see certain updated business and related information regarding the Company and its subsidiaries as set forth in Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36176) filed with the SEC on February 27, 2017.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under Exhibit 99.1 to the Company’s Form 6-K (File No. 001-36176) filed with the SEC on February 27, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2017	Eros International Plc

	By:	/s/ JyotiDeshpande
Name: JyotiDeshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer